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UNITED STATES
SECUFUTIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-13548

HAWTHORNE GOLD CORP.
(Exact name of registrant as specified in its charter)

Suite 1818 – 701 West Georgia Street, Vancouver, BC V7Y 1C6
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Pursuant to a statutory plan of arrangement, on April 15, 2008, Hawthorne Gold Corp. (the “Company”) acquired Cusac Gold Mines Ltd. (“Cusac”). The Company has been advised by Cusac that Cusac has had a class of securities registered under section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) for twenty-eight years and thus had a duty to file reports under section 13(a) or 15(d) or the Exchange Act during that time period. As a result of the acquisition, the Company is a successor entity to Cusac pursuant to Rule 12g-3(a) under the Exchange Act, and as such, the Company incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on April 15, 2008.

B.

Cusac (the predecessor company to the Company as described above), has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.	The Company maintains a listing of its common shares under the trading symbol “HGC” on the TSX Venture Exchange (Canada), which constitutes the primary trading market for the Company’s common shares.

B.

The date of initial listing of the Company’s common shares on the TSX Venture Exchange was April 25, 2007. The Company has maintained this listing on the TSX Venture Exchange since that date, which is more than 12 months preceding the date of this Form.

C.	93% of trading in the subject class of securities occurred in Canada during the 12-month period from April 25, 2007 to April 25, 2008.

Item 4. Comparative Trading Volume Data

A.	The Company is relying on Rule12h-6(a)(4)(i). The first and last days of the recent 12-month period used to meet the requirements of that rule provision are as follows:

First day – April 25, 2007

Last day – April 25, 2008

B.	The average daily trading volume of the class of securities that is the subject of this Form during such 12-month period is as follows:

United States: we estimate that the approximate average daily trading volume of the Company’s common shares in the United States on the grey market during such 12-month period was 593.

Worldwide: we estimate that the approximate average daily trading volume of the Company’s common shares on a worldwide basis during such 12-month period was 15,732.

C.

We estimate that the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis during such 12- month period was 3.8%.

D.	We have not delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States.

E.	We have not terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities.

	F.	The source of the trading volume information used for determining whether we meet the requirements of Rule 12h-6 are:

The Toronto Stock Exchange www.tsx.com (with respect to trades on the TSX Venture Exchange);

www.de.finance.yahoo.com (with respect to trades on the TSX Venture Exchange); and

www.otcbb.com. (with respect to US grey market trades).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

The date of publication of the notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty its registration of a class of securities under section 12(g) of the Exchange Act as well as its reporting obligations under section 13(a) or 15(d) of the Exchange Act, was May 30, 2008.

B.	The notice was disseminated in the United States via MarketWatch wire service. In addition, the Company submitted a copy of the notice under cover of a Form 6-K submitted to the SEC on May 30, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Company’s primary trading market on which it will publish the information required under Rule 12g3-2(b)(l)(iii) is www.sedar.com.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Hawthorne Gold Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hawthorne Gold Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

HAWTHORNE GOLD CORP.

Date: May 31, 2008

By: /s/ “Patrick McGrath”

Patrick McGrath
Chief Financial Officer